April 30, 2019

William McVicar, Ph.D.
President and Chief Executive Officer
Flex Pharma, Inc.
31 St. James Avenue, 6th Floor
Boston, MA 02116

       Re: Flex Pharma, Inc.
           Registration Statement on Form S-3
           Filed April 24, 2019
           File No. 333-231010

Dear Dr. McVicar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Jaime L. Chase, Esq.